SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                      For Period Ended: June 30, 1997



                               HFNC Financial Corp.
                              (Name of Registrant)



                             139 South Tryon Street
                              Charlotte, NC 28202
                     (Address of Principal Executive Office)




                                     0-3296
                            (Commission File Number)



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                Nothing in this form shall be construed to imply
                that the Commission has verified any information
                                contained herein.

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
Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

           [ X ]  (b)      The   subject   annual report,  semi-annual   report,
                           transition  report on Form 10-K,  Form 20-F,  11-K or
                           Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.



         The Registrant had difficulty drafting disclosure in compliance with
         Item 305 of Regulation S-K.

























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
Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Greg Stanley                                      (704) 373-0400
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                           Yes [ ]                   No [X]



                              HFNC Financial Corp.
--------------------------------------------------------------------------------
                  (name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  September 30, 1997                  By: /s/ Greg Stanley
                                         ---------------------------------------
                                         Name:   Greg Stanley
                                         Title:  Assistant Vice President

















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